EXHIBIT A (11)

     DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES FOR FLEXIBLE PREMIUM

                   VARIABLE LIFE INSURANCE POLICIES ISSUED BY
                  AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                      PURSUANT TO RULE 6e-3(T)(b)(12)(iii)


This document sets forth the administrative procedures that will be followed by American Skandia Life Assurance Corporation ("American Skandia" or the "Company") in connection with the issuance of its flexible premium variable life insurance policy or (the "Policy" or "Policies"), the transfer of assets held thereunder, and the redemption by Owners of their interests in said Policies. The document also describes the method that American Skandia will use in adjusting the payments and cash values when a Policy is exchanged for a fixed benefit insurance policy pursuant to Rule 6e-3(T)(b)(13)(v)(B).

I.       PURCHASE AND ISSUANCE OF POLICIES

A.       PREMIUMS AND UNDERWRITING STANDARDS

The Policy is a flexible premium variable life insurance policy. The Policy provides considerable flexibility regarding the timing and amount of premium payments after the first. No additional premium must be paid unless required to pay the ongoing monthly charges. However, there is a minimum amount we accept both for initial and subsequent premiums. There also is a maximum total amount you can pay. The minimum Premium we generally accept as an initial Premium is 1/4th of the Maximum Annual Assessable Premium. The Maximum Annual Assessable Premium is the maximum amount of Premium in a Policy Year against which we will assess any contingent deferred sales charge upon surrender of the Policy. We do not assess any contingent deferred sales charge upon surrender against any portion of the Premium you pay during a Policy Year that exceeds the maximum amount for that Policy Year. We may accept less under certain circumstances, such as when you authorize periodic withdrawals from an account you may have with a bank or other financial institution in amounts designed to cumulatively pay amounts equal to required minimum amounts. The maximum initial Premium we accept equals the maximum amount that can be paid without increasing the Death Benefit on the Policy Date. However, if you submit any Premium before we have determined whether you meet our requirements for issuing a Policy, at such time we will not accept more than $500,000 without prior Home Office approval.

B.       APPLICATION AND INITIAL PREMIUM PROCESSING

Upon receipt of a completed Application, American Skandia will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine insurability. Standard underwriting may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as age, health or occupation. As part of our standards, we will not issue a Policy if, as of the Policy Date, the Insured would be older than Age
80. If our standards are not met and we received a Premium, we will return to you an amount equal to the Premium. No interest will be paid. A Policy will not be issued until underwriting procedures have been completed.

We may issue a temporary insurance agreement during the "underwriting period." The "underwriting period" is the period between the time an application is submitted for a Policy and the time we either issue the Policy or decide not to issue one. A temporary insurance agreement may be issued if: (a) the Application is completed in full; (b) the Insured answers "no" to certain questions on the Application (these are questions we use as indicators of whether we will issue temporary insurance); (c) no Insured is under age 20; and (d) a Premium is submitted with the Application. If we issue a temporary insurance agreement and the Insured (both Insureds if there are two Insureds) dies during the underwriting period, the temporary insurance benefit will be payable if all the conditions of the temporary insurance agreement are satisfied. If the Insured(s) die(s) during the underwriting period and no temporary insurance agreement was in effect, no benefit is payable.


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C.       PREMIUM ALLOCATION

In the application for a Policy, the Owner can allocate the Net Premium using one or more variable investment options and/or a Fixed Allocation. The Fixed
Allocation provides a fixed interest rate guarantee provided by American Skandia's general account. American Skandia initially invests the portion of the Net Premium allocated to variable investment options in the AST Money Market Sub-account unless the Owner submits a "return waiver" In Writing before the Issue Date, where permitted by law. A return waiver is an election by you to invest as soon as possible in the variable investment options of your choice. If you submit a "return waiver" and then decide to return your Policy during the "free-look" period, you may receive back less than the Premium. Generally, American Skandia transfers the Account Value in the AST Money Market Sub-account to the variable investment options the Owner requested as of the Valuation Date which is on or immediately after the 15th day after the date we issue a Policy. However, we will make the transfer as of a later date if your "free-look" period is longer than 10 days to meet state law requirements.

II.      TRANSFER AMONG INVESTMENT OPTIONS

Each variable investment option is invested in an underlying mutual fund or portfolio of an underlying mutual fund and are Sub-accounts of the Separate Account. Each Sub-account invests exclusively in one Portfolio. The Owner may transfer Account Value between these investment options, however, no transfers are permitted when the Policy is in its "grace period." The Company retains the right to impose a limit of not more than 12 transfers per Policy Year, including transfers involving Fixed Allocations. The Company reserves the right to require that there be at least $500.00 in an investment option after a transfer. If, as a result of the transfer, there would be less than $500.00 in an investment option, the Company reserves the right to transfer the remaining Account Value pro rata to the investment option(s) that were being transferred to.

Requests for transfers must be In Writing unless American Skandia receives a prior written authorization from the Owner permitting transfers based on instructions the Company receives over the phone. A transfer will take effect on the date the Company's requirements are met and received at the Company's Office, unless a later date is designated in the request for a transfer.

III.     "REDEMPTION" PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A.       SURRENDER FOR CASH VALUE

An Owner may surrender the Policy after the end of the free-look period as long as the Insured is alive. If the Policy is surrendered, the Company will pay the Owner the Cash Value. A surrender request must be In Writing. American Skandia prices surrenders, as of the date the Company's requirements are met and received at the Company's Office.

B.       PARTIAL WITHDRAWALS

Partial withdrawals are allowed while the Insured is alive. A partial withdrawal may not be taken until after the end of the "free-look" period. The Company allows partial withdrawals while the Insured is alive up to a maximum of 90% of the Policy's Cash Value, subject to the following limitations: (1) In the first ten Policy Years, we permit a partial withdrawal if such a withdrawal meets the requirements for a medically-related waiver, as described in the section "Medically Related Waiver"; (2) After the tenth Policy Year, an Owner may take up to the maximum partial withdrawal amount. The maximum partial withdrawal at any time is the amount available such that as a consequence of the partial withdrawal, the Specified Amount is at least a specified minimum and your Cash Value is greater than $1,000; and (3) At any time, while the Insured is alive, the Owner may withdraw amounts that cumulatively do not exceed the total of any Exempt Premiums less the Exempt Premiums previously withdrawn. No partial withdrawal may be less than $1,000. Funds taken as a partial withdrawal cannot be put back into the Policy. The Company charges a $25.00 transaction fee on any partial withdrawal.

The contingent deferred sales charge is a percentage of the Assessable Premium paid. It is charged if you surrender the Policy during certain periods, unless the Policy qualifies for a medically-related waiver of these charges, as discussed in the section of this Prospectus entitled "Medically-Related Waiver".

The percentages that we assess against Assessable Premium upon a surrender are as follows:

-----------------------------------
      ISSUE AGE LESS THAN 65

-----------------------------------
----------------------- ----------- ------------ ------------ ----------- ------------ ------------ ------------ -----------
Policy Year                 1            2            3           4            5            6            7           8+
----------------------- ----------- ------------ ------------ ----------- ------------ ------------ ------------ -----------
----------------------- ----------- ------------ ------------ ----------- ------------ ------------ ------------ -----------
Percentage (%)              30          20           16           12           8            4            2           0
----------------------- ----------- ------------ ------------ ----------- ------------ ------------ ------------ -----------

-----------------------------------
ISSUE AGE 65+

-----------------------------------
----------------------- ----------- ------------ ------------ ----------- ------------ ------------ ------------ -----------
Policy Year                 1            2            3           4            5            6            7           8+
----------------------- ----------- ------------ ------------ ----------- ------------ ------------ ------------ -----------
----------------------- ----------- ------------ ------------ ----------- ------------ ------------ ------------ -----------
Percentage (%)              30          18           10           8            6            4            2           0
----------------------- ----------- ------------ ------------ ----------- ------------ ------------ ------------ -----------

The Assessable Premium equals the total Premiums less the total Exempt Premiums. Exempt Premiums are the amounts against which we will not charge a contingent deferred sales charge upon surrender or withdrawal.

A partial withdrawal reduces the Account Value by an amount equal to the amount of the partial withdrawal. Unless instructed differently, Account Value is taken from the variable investment options and the Fixed Allocations in the same proportion as Account Value in the investment options on the Valuation Date such Account Value is taken.

A partial withdrawal reduces the Death Benefit. It also reduces the Guaranteed Minimum Death Benefit in the same proportion as the Account Value is reduced by the partial withdrawal. The Death Benefit is reduced because the Account Value, which is used in calculating the Death Benefit, has been reduced.

C.       DEATH BENEFIT CLAIMS

As long as the Policy remains in force, American Skandia will usually pay the Death Proceeds to the named Beneficiary, unless the Policy is contested. The Death Proceeds are based on the Death Benefit as of the date the Company receives all requirements for paying a death claim and are satisfied that the death claim can be paid. These requirements include, but are not limited to, receipt of a valid death certificate and information necessary to make payments to each Beneficiary. Payment of the Death Proceeds may be postponed as permitted pursuant to the relevant provisions of the Investment Company Act of 1940.

The Death Proceeds equal the Death Benefit under the Policy less any Debt plus any interest amount required by law. The Death Benefit will be priced as of the date American Skandia's requirements are met and received at their Office. The Death Proceeds are paid as a lump sum or in accordance with payment options described in the Policy or any other payment option selected by the Beneficiary and agreed to by American Skandia. Generally, the Beneficiary can choose a lump sum or one of the settlement options. However, the Owner may choose the method of payment if such instruction is received and agreed to by American Skandia In Writing before the Insured's death.

D.       POLICY GRACE PERIOD AND REINSTATEMENT

If, on any Monthly Processing Day, an Owner's Account Value is insufficient to pay the current monthly deductions, a 61-day "grace period" begins unless the guaranteed continuation provision is then applicable. If a policy enters the grace period, the Company will send the Owners a notice of how much must be paid before the end of the grace period to keep the Policy in force. If that were to occur and, during the grace period, the Owner does not pay the amount needed to keep the policy in force, the Policy will end, unless the guaranteed continuation provision applies. During the first ten Policy Years, the Owner may qualify for a guaranteed continuation provision if: (1) the total amount of Premium paid is not less than a specified minimum for each Policy Month times the number of Policy Months since the Policy Date; and (2) there is no Debt. The specified minimum for each Policy Month is called the "monthly continuation amount". This amount is 1/24th of the Maximum Annual Assessable Premium. If the Owner qualifies for continuation under this provision, the Company guarantees that the Policy will not enter into a grace period until the 10th Policy Anniversary or the Insured's Age 80, which ever is earlier. The Death Benefit while the Policy is kept in force by this provision is the Death Benefit in effect as of the Monthly Processing Day the grace period otherwise would have begun.

If the Policy lapses, the Owner may apply for reinstatement of the Policy. American Skandia must receive such application In Writing at the Company's Office within three years of the date the lapse occurred as measured from the end of the grace period. In order to reinstate the Policy, the Owner must pay a reinstatement amount, including any applicable charges and any Debt and the Company may require satisfactory evidence of insurability.

E.       MEDICALLY-RELATED WAIVER

A medically-related waiver is the Company's waiver of the contingent deferred sales charge that would otherwise apply to a surrender. A medically-related waiver also is the only context in which we permit a partial withdrawal in the first ten Policy Years of amounts other than Exempt Premium. No contingent deferred sales charge or partial withdrawal transaction fee applies to such a partial withdrawal. American Skandia will consider waiving the contingent deferred sales charge, where allowed by law, if the Company receives all of their requirements. These requirements include, but are not limited to, satisfactory proof In Writing that the Insured (the last surviving Insured if there is more than one Insured) has continuously been confined to a long-term care facility, such as a nursing home or a hospital, as defined in the Policy, and that such confinement started after the Issue Date. A partial withdrawal during the first ten Policy Years for which we grant a medically-related waiver has the same impact on the remaining benefits that results from any other partial withdrawal.

F.       ACCELERATED DEATH BENEFIT

The Company may pre-pay a portion of the Death Proceeds to the Insured in the form of an accelerated death benefit. The maximum the Company will pay, before any reductions, is the lesser of 50% of the Required Death Benefit or $250,000. The actual amount is reduced by a 12-month interest rate discount (currently 6.0%) and a pro-rata portion of any Debt. The Company will only make payment if we receive all our requirements, including but not limited to, proof satisfactory to us In Writing that the Insured (the last surviving Insured if there are two Insureds) became terminally ill, as defined in your Policy: (a) at least 30 days after the Issue Date; or (b) as a result of an accident that occurred after the Issue Date. Any such payment reduces the Account Value, the Premium, the Guaranteed Minimum Death Benefit and any Debt in the same ratio as the Required Death Benefit is reduced as of the Valuation Period such a payment is made.

G.       POLICY LOANS

An Owner may obtain a cash loan from American Skandia using Account Value as collateral. The Owner can receive loans equal to 90% of the Cash Value. At the time a loan is taken, the amount then available for a new loan is the maximum otherwise available less any Debt. The minimum amount an Owner can borrow is $1,000.

When a loan is taken, Account Value equal to the loan amount, is moved to the Loan Account. Unless American Skandia is instructed differently, Account Value is moved from the variable investment options and the Fixed Allocations in the same proportion as Account Value is invested in the investment options on the Valuation Date such Account value is moved. The Loan Account is a mechanism used to ensure that any outstanding Debt remains fully secured by the Account Value.

We determine what portion of a loan is a "preferred loan" and what portion is a "standard loan" at the time you take the loan. Whether a loan is "preferred" or "standard" depends on the amount of the loan relative to your Policy's Cash Value. Loans of 25% of less of the Policy's Cash Value are treated as "preferred" loans. Loans of greater then 25% of the Policy's Cash Value are treated as "standard" loans. We determine whether your loan should be treated as "preferred" or "standard" at the time it is made based on the cumulative amount of outstanding loans at that time. A loan retains its character as "preferred" or "standard" until it is repaid.

We charge interest on "preferred" and "standard" loans at the rate of 6.0% per year, compounded yearly, in arrears. Each Policy Anniversary that the loan is not repaid, we add an amount equal to any unpaid interest to your Debt. We currently credit interest to Account Value in the Loan Account on "preferred" loans at the rate of 6.0% per year, compounded yearly. We currently credit interest to Account Value in the Loan Account on "standard" loans at the rate of 5.85% per year, compounded yearly. However, with respect to "preferred" and "standard" loans, to the extent permitted by law, we retain the right to credit less, but never less than 5.5% per year, compounded yearly.

The Owner is not required to repay the loan while the Insured is alive, except when an amount is due to keep the Policy in force or upon reinstatement. The amount of Debt is reduced by the amount of any loan repayment. Any standard loan will be repaid before any preferred loan. A loan repayment is allocated to the variable and fixed investment options pro-rata based on the Account Value in each investment option as of the Valuation Period the loan repayment is received.

The impact of a loan on the Account Value may be positive or negative. If the Account value transferred to the Loan Account earns more than that earned in the investment options, the loan will have a positive impact on the Account Value and on the Required Death Benefit. If the Account value transferred to the Loan Account earns less that that earned in the investment options, the loan will have a negative impact on the Account Value and on the Required Death Benefit.

H.       MISSTATEMENT

The Company will adjust the amount of the Death Proceeds to conform to the facts if the age or gender of an Insured is incorrectly stated.

I.       EXCHANGE FOR FIXED LIFE INSURANCE POLICY

Once the Policy is issued, it may be exchanged for a non-variable life insurance policy on the life of the insured by allocating all of the Account Value to the Fixed Allocation, which provides a guaranteed fixed interest rate supported by American Skandia's general account. Such non-variable policy will be provided without any evidence of insurability. American Skandia will not issue a new contract. However, the Account Value will be limited to the fixed allocation. The non-variable life insurance policy will have an amount at risk which is equal to or less than the amount at risk on the date the Owner requests the exchange. Additional premiums may be required at a later date. The Company reserves the right to make available a new policy issued by itself or an affiliated company.